

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 5, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of STERIS Irish FinCo Unlimited Company, guaranteed by STERIS plc, under the Exchange Act of 1934:

- 2.700% Senior Notes due 2031
- 3.750% Senior Notes due 2051

Sincerely,